

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2013

<u>Via E-mail</u>
Yisrael Meir Fromer
President and Director
Lollipop Corporation
c/o Delaware Intercorp, Inc.
113 Barksdale Professional Center
Newark, DE 19711

  Re: **Lollipop Corporation**
    Amendment No. 2 to Registration Statement on Form S-1
    Filed March 19, 2013
    File No. 333-186069

Dear Mr. Fromer:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Summary of the Offering by the Company, page 5</u>

1. We note your response to comment 4 from our letter to you date February 27, 2013, as well as the changes you have made to your plan of operations at page 22. The specific amounts budgeted for several items on page 6 are different than the amounts listed at page 22. Please revise for consistency.

2. Contrary to your statement at page 6 that "[t]he expenses of this offering . . . are being paid for by us," it appears that the expenses of the offering will be paid for with funds received from investors in this offering, as disclosed at pages 6 and 22. Please advise or revise.

Plan of Distribution, page 15

3.   We note your response to comment 8 from our letter to you dated February 27, 2013, as well as the revised disclosure in the second paragraph of the Plan of Distribution section, and we reissue the comment. Because you do not meet the eligibility requirements of Form S-3, you may not conduct a primary "at the market" offering of equity securities pursuant to Rule 415(a)(4). See General Instruction I to Form S-3 and Rule 415. Please revise to state that you will offer your stock at a fixed price for the duration of the offering.

Management Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity, page 24

4.   We note your response to comment 15 in our letter dated February 27, 2013. It appears that the disclosure cited in our prior comment was removed from your amended filing, but it does not appear that you have provided us with a substantive response. As such, we are reissuing our prior comment. Please revise your financial statements to reflect the "current debts" described in your prior filing or tell us why you do not believe they should be included.

5.   We note your response to comment 16 in our letter to you dated February 27, 2013, and we reissue such comment. It is not clear from your current disclosure what sports nutritional products you intend to market and sell. Please revise throughout your prospectus to clarify. In this regard, you mention energy bars at pages 19 and 23, but you mention nutritious lollipops at pages 7 and 21.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Svitlana Sweat, Staff Accountant, at (202) 551- 3326 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief